manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

July 17, 2019

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Washington, DC 20549

Attention: Ms. Jessica Livingston and Ms. Erin Purnell
Office of Financial Services

Re:	StreetShares, Inc. Amendment No. 1 to Offering Statement on Form 1-A File No. 024-10944 Filed April 29, 2019

Dear Ms. Livingston and Ms. Purnell:

We are submitting this letter on behalf of our client, StreetShares, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 16, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on April 29, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Amendment No. 1 to Offering Statement on Form 1-A filed April 29, 2019

Cover Page

1.	It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all securities sold within the past 12 months exceeds $50 million. Please refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A and reduce the amount of securities offered herein to not exceed $50 million.

Response: The Company has revised Part I and the cover page of the Offering Circular to reflect that in no instance shall the Company offer and sell more than $25,692,700 in StreetShares Notes pursuant to the terms of this Offering Circular. Because the Company has sold $24,307,300 in securities pursuant to a previously qualified offering statement within the last twelve (12) months, the maximum offering of $25,692,700 ensures that the Company will not sell more than $50 million in securities across all qualified offering statements within a twelve (12) month period. If the offering continues beyond the current twelve month period, the Company will continue to monitor and adhere to the offering limits of Rule 251(a). See cover page; see also p. 6.

2.	We note that your Notes will bear interest between 1% and 15%. Please provide your analysis as to how this range constitutes a bona fide range, particularly in light of the fact that your prior offering statement included a range of 5-10%. Refer to Rule 253 of Regulation A.

Response: The Company is offering Notes at a fixed price of $1.00 per Note. Rule 253 of Regulation A provides in part that the outside front cover page of the offering circular must include a bona fide estimate of the range of the maximum offering price and a bona fide estimate of the principal amount of debt securities offered. Rule 253 also provides that the range of the maximum offering price and the bona fide estimate of the principal amount of debt securities offered must not exceed $2 for offerings where the upper range is $10 or less, or 20% if the upper end of the price range is over $10. This rule is clearly intended to cover common stock offerings such as IPOs where price is a function of dollars per share, not percentage of par or amount per note as in fixed income offerings. There does not appear to be any analogous fixed income offering range guidance on point.

The cover page of the Offering Circular states that the StreetShares Notes are offered for sale at a fixed price of $1.00 per StreetShares Note. Therefore, the Company believes that the bona fide maximum offering price for the StreetShares Note is $1.00 and the bona fide estimate of the principal amount of debt securities in the form of StreetShares Notes offered by the Company is $25,692,700. The fixed offering price of $1.00 per StreetShares Note is not dependent on, or tied to the interest rate of the StreetShares Notes that the investor ultimately purchases from the Company. The Company does not believe that the coupon attached to StreetShares Notes constitutes the price, as the price is fixed to $1. There does not appear to be any guidance in Rule 253 on the range of coupon offered in connection with a Regulation A offering.

The Company has narrowed its interest rate range to 3-10%. The Company believes that an interest rate range of 3% to 10% is a bona fide interest rate range. This range will allow the Company to maintain the flexibility to respond to market interest rate changes when offering rates to prospective investors. The interest rate offered on the StreetShares Notes may fluctuate based on several factors, including the then-current prime lending rate and the annual percentage yield on accounts offered by banks. The current prime rate is 5.5%1 and has been on an upward trend over the last few years.2 Since 2007, the prime lending rate has fluctuated between 3.25% and 8.25%.3 The Company has selected its interest rate range of 3-10%, considering both the rate fluctuation range since 2007 and adjusting for the recent upward trend. See cover page; see also pp. 2, 6, 22, 36 and 40. Most importantly at the time of subscription the price and coupon will be fixed and disclosed to the investor.

1 http://www.wsj.com/mdc/public/page/2_3020-moneyrate.html.

2 https://fred.stlouisfed.org/series/MPRIME.

3 Id.

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StreetShares Notes, page 2

3.	We note your disclosure that investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares, however, we note that you are also marketing the Notes as "Veteran Business Bonds" and that your website prominently states that people can "Support American small business owners by purchasing Veteran Business Bonds..." Please explain how this statement and title "Veteran Business Bonds" are not misleading to investors, and please explain when you first started using that term on your website and in your marketing materials.

Response: StreetShares Notes “support American small business owners” and are properly called “Veteran Business Bonds” for two reasons:

First, the purchase of these Notes supports American small business owners because the proceeds from the sales of StreetShares Notes fund a pool of capital4 which is used to fund loans to American military-veteran owned businesses and other American main street businesses. Although proceeds from the sales of StreetShares Notes may be used for any purpose as indicated in the Offering Statement at page 2, StreetShares chooses to use the funds for purposes consistent with StreetShares marketing claims and the “Veteran Business Bond” name. Specifically, 100% of the loans funded from the proceeds of StreetShares Notes are made to American small businesses (e.g., StreetShares does not lend in foreign countries or to foreign-owned businesses). Moreover, more than 80% of the loans funded from the proceeds of StreetShares Notes have been made to veteran-owned small businesses.5 Thus, funds from StreetShares Notes clearly “support American small business owners” and veteran-owned small business owners by being the pool of capital from which loans to these businesses are made. In order to convey the strong military and veteran affinity of the loans made by StreetShares, StreetShares Notes are marketed as “Veteran Business Bonds.”

Second, StreetShares itself is an American small business founded and run by military veterans. Everything StreetShares does is directed to “support American small business owners.” Specifically, StreetShares provides American small businesses and military veteran-owned small businesses with fair and transparently-priced small business financial products. This information is also disclosed to investors in StreetShares Notes on the StreetShares website and the Offering Statement at page 1 (“StreetShares is founded and run by military veterans and has a particular focus on providing military veteran-owned small businesses with fair and transparently-priced small business financial products.”). Thus, even should StreetShares begin to use funds from StreetShares Notes for any purposes other than funding 100% American-owned and 80% veteran-owned businesses, any use of funds by StreetShares would be in “support of American small businesses” and veteran-owned small businesses, because an investment in StreetShares Notes supports the ability of StreetShares to make loans to these small businesses.

4 The pool of capital includes funds from StreetShares’ Notes, combined with institutional capital and capital from StreetShares’ own balance sheet.

5 StreetShares defines a “veteran-owned business” as a company that is at least 25% owned by a veteran or military spouse or has a veteran or military spouse as the co-guarantor (as reported by StreetShares’ small business member borrowers and not independently verified by StreetShares).

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StreetShares does not believe investors are currently or will be confused. The marketing term “Veteran Business Bonds” and the marketing statement “Support American small business owners by purchasing Veteran Business Bonds…” do not imply that funding from the Notes is directly correlated with any particular individual loan made to an American or veteran-owned business. The fact that investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares is clearly disclosed in both the Offering Statement and on the StreetShares website.

•	“Investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares; rather the investments are aggregated with funds from the Company’s direct lending account, institutional capital providers, and accredited investors, which collectively fund the lending products.” Offering Statement, page 2.

•	“StreetShares Notes are not dependent upon any particular loan and remain at all times the general obligations of StreetShares.” Offering Statement, page 3.

•	“StreetShares offers Veteran Business Bonds, through which individual investors fund a pool of capital, for which they receive a 5% fixed interest rate and liquidity. StreetShares in turn lends that capital out, along with institutional capital and capital from its own balance sheet, to military veterans and other main street business owners.” StreetShares website.

StreetShares believes that its model of indirect pooled investment actually reduces overall risk to investors, as the investors are not taking pass-through risk on any particular underlying loan Street Shares makes. Rather, the funds from investors are diversified across all of Street Shares’ loans. Furthermore, as StreetShares Notes are recourse notes issued by StreetShares the notes are backed by StreetShares’ own balance sheet and assets.

StreetShares has called the product “Veteran Business Bonds” since our first qualification with the SEC in February 2016. The first marketing material with this name was issued in April 2016 and there has been no investor confusion or negative customer feedback of which we are aware.

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4.	We note your response to comment 2. You have stated that the auto-invest program complies with Section 5 of the Securities Act and is a continuous offering pursuant to Rule 251(d)(3) without providing your analysis as to why it complies with Section 5 and why it is a continuous offering rather than a delayed offering. Please advise how specifically the auto-invest program will comply with Section 5 of the Securities Act by providing your legal and factual analysis, including whether the company will treat auto investments as sales chargeable against the aggregate total of offered securities, and how specifically the company will provide updates to investors with current information, such as changes in interest rates and the filing of periodic and current reports.

Please also provide your analysis of how this program and your offering will comply with Rules 251(a) and (d)(3)(F) of Regulation A. For purposes of Rule 251(a), please tell us how these auto investments will impact your calculation of the $50 million cap in offering proceeds raised within a 12 month period. For purposes of Rule 251(d)(3)(F), please specifically address in your response each element of that rule and how the offering will comply. We may have additional comments following the review of your response.

Response: Section 5 of the Securities Act provides that all offers and sales of securities must be registered with the Commission or qualify for an exemption from the registration requirements set forth in the Securities Act. The Company believes that the auto-invest program offered by the Company complies with Section 5 of the Securities Act because the StreetShares Notes offered pursuant to the auto-invest program are being offered pursuant to the terms and conditions set forth in the Offering Circular, are intended to be part of the offering described therein and are thus being offered pursuant to Regulation A, which provides an exemption from the registration requirements set forth in the Securities Act.

The Company believes that it is engaging in a “continuous offering” of StreetShares Notes rather than a “delayed offering” because the Company presently intends to offer the StreetShares Notes for sale promptly after the qualification of the Offering Circular, including without limitation, through the launch of the auto-invest program. Furthermore, any StreetShares Notes sold by the Company through the auto-invest program will be sold to investors in the exact same manner, and at the exact same fixed price ($1.00 per StreetShares Note) as StreetShares Notes sold to investors who are purchasing StreetShares Notes on the StreetShares platform without the use of the auto-invest program. We would like to clarify that “auto-invest” does not mean “auto-reinvest.” The Company will not sell notes under any reinvestment program and must have purchase authorization from the investor for the auto-investments.

The Company intends that the auto-invest program is an alternative and convenient method for investors to purchase StreetShares Notes, while ensuring that such purchases remain subject to the terms of the Offering Circular and Regulation A. Such investors continue to be afforded the opportunity to select and review the terms of the investment prior to investing in a given StreetShares Note. As described in further detail herein, the Company does intend to treat any purchases of StreetShares Notes made pursuant to the auto-invest program as sales chargeable against the aggregate total of offered securities pursuant to the Offering Circular, and such amounts will be aggregated toward the maximum offering threshold in the same manner as StreetShares Notes purchased by investors through the StreetShares platform without the use of the auto-invest program.

All StreetShares Note investors will have access to current information regarding their StreetShares Notes by viewing their account on the StreetShares platform. The StreetShares’ platform will include any information regarding changes in interest rates and the filing of periodic and current reports by the Company. As stated in the Offering Circular, the Company will send a confirmatory email to investors upon each “auto-investment” being made denoting the amount invested and the interest rate of such auto-investment. In the event of an interest rate change, the Company will provide advance notification to the investor of such change and allow the investor the option to either confirm that the new interest rate is acceptable, or cancel the auto-investment.

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Rule 251(a) of Regulation A provides in relevant part that for a Tier 2 offering, the sum of the aggregate offering price and aggregate sales shall not exceed $50,000,000. The Company believes that the offering of StreetShares Notes (inclusive of the auto-invest program), will comply with Rule 251(a) because the Company intends to include any and all StreetShares Notes purchased by an investor pursuant to the Offering Circular, including any StreetShares Notes sold pursuant to the auto-invest program in the Company’s calculation of its aggregate offering price and aggregate sales in order to ensure the Company’s compliance with Rule 251(a). Such calculations will include without limitation, all sales of StreetShares Notes made in the twelve (12) months prior to the qualification of the Offering Circular pursuant to the terms of the Company’s previously-qualified offering circular.

Rule 251(d)(3)(i)(F) provides that continuous offerings under Regulation A are permitted, so long as the offering statement pertains only to securities: (i) that are part of an offering which commences within two calendar days after the qualification date; (ii) will be made on a continuous basis; (iii) may continue for a period in excess of thirty (30) calendar days from the date of initial qualification, and (iv) will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two (2) years from the initial qualification date. Not every note or share must be purchased at the same time or on the first day.

The Company believes that the offering (inclusive of the auto-invest program) complies with Rule 251(d)(3)(i)(F) for the following reasons set forth herein. With respect to prong (i) and as previously stated herein, the Company intends to launch and begin selling the StreetShares Notes pursuant to the terms of the Offering Circular, including through the auto-invest program, within two (2) calendar days of the qualification of the Offering Circular. Concerning prong (ii), the Company confirms that the StreetShares Notes will be offered to investors on a continuous basis pursuant to the Offering Circular. The auto-invest program allows investors to automatically invest in StreetShares Notes on a weekly, monthly, or quarterly basis, in an amount that such investor designates on a StreetShares form, which form will be made available to the investor on the StreetShares platform or by other means of communication with the investor. With respect to prong (iii), the Company intends for the offering to continue for a period in excess of thirty (30) calendar days from the date of initial qualification since investors may affirmatively (i) purchase StreetShares Notes at any time, and (ii) elect to participate in the auto-invest program at any time by completing the StreetShares form and specifying the frequency of the recurring investment (e.g., weekly, monthly, quarterly). Lastly, with respect to prong (iv), the Company reasonably expects that the StreetShares Notes offered and sold pursuant to the Offering Circular, including through the auto-invest program, will be offered and sold within two (2) years from the initial qualification date.

The Company believes that its repeat investors will want to take advantage of the option to set an automatic weekly, monthly, or quarterly purchase of StreetShares Notes, instead of manually going through the purchase process every time they desire to purchase additional StreetShares Notes. As indicated, the investors will have the option to cancel their auto-investment at any time, including after they have received a notice of an interest-rate change.

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StreetShares Platform, page 3

5.	We note your response to comment 3. Please revise your disclosure here and in other relevant sections of your filing such as on page 2, 20 and 35, to clearly disclose that the Company has not yet deployed the auto-invest program and that as a result 0% of your investors participate in the program. Please also disclose when you anticipate deploying this new program. In future filings, if the auto-invest program is deployed, please ensure that your disclosure quantifies the percentage of investors that participate in the program and, to the extent changes or trends in your auto-invest program result in an impact on your loan origination volume and/or financial results, provide appropriate discussion and analysis.

Response: The Company has added disclosure that it has not yet deployed the auto-invest program and that, as a result, none of its investors participate in the program. The Company has also added that it expects to deploy the program within two calendar days of qualification. The Company intends to comply with the statistical disclosure request in future filings in the event the Company deploys the program. Please see pp. 2-3 and 38.

Strategic Partnerships, page 3

6.	We note your response to comment 4 and revised disclosure surrounding the significant strategic partnership with Community Investment Management and, from time to time, various strategic partnerships with retail financial institutions such as banks and credit unions. We also note your disclosure on page 25 that the relative share of your originations associated with direct and strategic partners channels has increased and that you expect this trend to continue to the extent that you increase your investment in these channels. Please revise to quantify the approximate amount or percentage of originations obtained through each of these channels and, if material, the total amount of compensation paid to such referring institutions. To the extent charges or trends in your direct and strategic partner channels result in an impact on your loan origination volume and/or financial results, please provide appropriate discussion and analysis.

Response: The Company has revised its disclosure on page 3 to discuss the reasons why it does not consider its relationship with CIM to be material and to state that the Company does not have a referral arrangement and does not obtain referrals of borrowers or originations from CIM. The Company has also revised its disclosure on page 3 to state that the Company does not consider any of its strategic partnership or referral arrangements to be material because less than five percent of the Company’s originations were referred by its strategic partnerships with banks and credit unions. The Company has revised it disclosure on page 27 to clarify that the Company has not yet seen a material increase in originations from the Company’s direct and strategic partners, although the Company expects to see a growth in originations to the extent the Company increases its investment in them. Please see pp. 3 and 27.

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7.	Please file the agreement with Community Investment Management as an exhibit to the offering statement or advise as to the basis for not filing it.

Response: The Company has not filed the agreement with Community Investment Management as an exhibit to the Offering Circular for two reasons. First, the initial term of the agreement has expired and the parties are engaging on a short-term (e.g., month-by-month) basis. Second, the Company does not believe the agreement falls under the definition of a “Material Contract” as set forth in Item 17 (Description of Exhibits) of Form 1-A. The agreement with Community Investment Management is such as ordinarily accompanies the kind of business conducted by the Company and was made in the ordinary course of business and (i) does not include directors, officers, promotors, voting trustees, or securityholders named in the Offering Circular as parties; (ii) is not a contract upon which the Company’s business is substantially dependent, as the agreement with Community Investment Management relates to approximately 6.39% of the loans originated by Company; (ii) does not involve the acquisition or sale of any property, plant or equipment of the Company; and (iv) is not a material lease under which a part of the property described in the Offering Circular is held by the Company. Disclosure has been added to note such on p. 3.

About the Company
Products – (a) Lending Products, page 19

8.	We note your response to comment 8. Despite not being tied directly to individual loans, we believe investors would benefit from the requested disclosure as the yield on these loan products is a primary source of revenue and ultimately a key source of payment to your investors. Furthermore, we note that while investors in StreetShares Notes are not investing in individual loans, the Company does fund a portion of every approved loan, line, or factored invoice and Member Payment Dependent Notes (“MPDNs”) are dependent on the performance of a portion of the Company’s note to the borrower. For these reasons, we continue to believe the originally requested disclosure is necessary. Please revise your disclosure here, or in MD&A, to disclose the average yield (revenue / average balance of loans) by loan product for each period presented.

Response: The Company has amended the Offering Statement to provide the requested disclosure. Please see pp. 20-21 and 27.

Products – (c) Investing Products
StreetShares Notes, page 20

9.	We restate comment 12 in part. Please revise to include information about the interest rates and remaining terms on the outstanding notes, and describe the rate at which you have called, redeemed or prepaid any of your previously issued Notes.

Response: The Company has amended the Offering Statement to state that all outstanding Notes have a 3 year term and a fixed interest rate of 5% per annum. Thus, the remaining term on the outstanding Notes ranges from 1 month to 3 years. The Company has redeemed or called 19.7% of previously issued Notes at the request of the investor/holder from the original offering through May 31, 2019. Please see p. 21.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

10.	We note your response to comment 15. Despite not being tied directly to individual loans, we believe investors would benefit from the requested disclosures as the loan portfolio and related credit metrics are the primary drivers of the Company’s performance and ultimately a key source of payment to your investors. Furthermore, we note that while investors in StreetShares Notes are not investing in individual loans, the Company does fund a portion of every approved loan, line, or factored invoice, and Member Payment Dependent Notes (“MPDNs”) are dependent on the performance of a portion of the Company’s note to the borrower. For these reasons, we continue to believe the originally requested disclosure is necessary. Please revise your MD&A to provide quantitative information and qualitative disclosures requested in comment 15.

Response: The Company has amended the Offering Statement to provide the requested disclosure. Please see pp. 25 (“Refinanced Loans”), 28-29 (“Allowance for Loan Losses” and “Delinquent and Charged-Off Loans”).

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11.	We note your response to comments 16 and 17. Considering your reliance on outside capital to grow loan volume and fund operations, and your disclosure on page 25 identifying your investing channels as a key trend or factor affecting your performance, we continue to believe the originally requested disclosure is necessary. Please revise your MD&A to disclose the quantitative information and qualitative disclosures requested in comments 16 and 17.

Response: The Company has amended the Offering Statement to provide the requested disclosure. Please see pp. 25-27.

Trends and Keys Affecting Our Performance, page 25

12.	We note your response to comment 18. Considering the fact that you have identified the addition of new borrowers, increasing business from existing and previous borrowers, increasing average loan size and new lending products as a trend and key factor affecting your performance, we continue to believe that the originally requested disclosure is necessary. Please revise your MD&A to provide the quantitative information and qualitative disclosures requested in comment 18.

Response: The Company has amended the Offering Statement to clarify the disclosure regarding the drivers of the Company’s growth in originations and to provide the requested disclosure with respect to such drivers. Please see pp. 20-21 and 27.

Security Ownership of Management and Certain Security Holders, page 31

13.	We note your revisions in response to comment 22. Please clarify whether the amounts in the Total Beneficially Owned Shares column relate to your common stock or preferred stock, and please explain why the totals in that column do not appear to correspond with the amounts included in any other column. Provide the addresses of each of the beneficial owners that are not officers or directors. Noting that the percentages of each class total more than 100%, please indicate where an officer or director is deemed to beneficially own any shares that are simultaneously deemed to be beneficially owned by another entity listed in the table. Refer to Item 12 of Form 1-A.

Response: The Company has revised the disclosure on page 34 to reflect the Staff’s comments. The amounts in the previously titled “Total Beneficially Owned Shares” column relate to the common stock and preferred stock, which are now stated in separate columns. Please see pp. 34-35.

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Interests of Management and Others in Certain Transactions, page 32

14.	It appears that your disclosure in this section is as of June 30, 2018. Please revise your disclosure to describe any transactions during your last two completed fiscal years and the current fiscal year. Refer to Item 13(a) of Form 1-A.

Response: The Company has amended the Offering Statement to provide the requested disclosure. Please see p. 35.

Securities Being Offered, page 36

15.	Noting your response and revisions pursuant to comment 26, please revise to include disclosure of the mandatory binding arbitration clauses, the risks to shareholders and that the clauses do not apply to claims made under the U.S. federal securities laws.

Response: The Company has revised the disclosure to note the mandatory arbitration clauses, the risks to shareholders and that the clauses do not apply to claims made under the U.S. federal securities laws. A corresponding risk factor has been added on page 15. Please see p. 15.

16.	Your response to comment 27 appears to reference Article III, Section 11 of your Amended and Restated Bylaws. We therefore reissue comment 27 as it relates to Paragraph 11 of your Third Amended and Restated Certificate of Incorporation, which provides that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for the proceedings described therein. See Exhibit 2.5 of your 1-K filed October 30, 2018. Please revise the offering statement to include disclosure of this provision. Describe the risks to shareholders and indicate whether this provision is intended to apply to claims made under the U.S. federal securities laws. We may have further comment based on your response.

Response: The Company has revised the Offering Statement to include disclosure of the cited provision and advises the Staff that Paragraph 11 of the Company’s Third Amended and Restated Certificate of Incorporation is not intended to apply to claims under the U.S. federal securities laws. A corresponding risk factor has been added on page 14. Please see p. 14.

Financial Statements, page F-1

17.	Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

Response: The Company has amended the Offering Statement to provide the additional financial statements. Please see p. F-25 – F-46.

Note 2 – Summary of Significant Accounting Policies – Impaired and Charged-off Loans, page F-8

18.	We note your response to comment 24. Considering your disclosure on page F-8, please tell us and revise to explain in more detail how impairments are calculated and applied. Please also tell us the applicable authoritative literature considered to support your accounting.

Response: The Company has revised its disclosure on page 28 to clarify that the only impairment applied for the fiscal periods presented is a charge-off for the full outstanding balance of the loan. No partial impairments are applied to delinquent loans for the fiscal periods presented.  The applicable authoritative literature is FASB guidance 310-10-35. Pursuant to guidance from our accountants, the Company does not believe a revision the notes to the financial statements is required pursuant to ASC 310-10-50-6. Please see page 28.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Mark Rockefeller, Chief Executive Officer StreetShares, Inc.

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